Notice of Investor Relations Meetings

We hereby inform you that KT Corporation (NYSE symbol: KTC) will be holding investor relations meetings. Details are as follows:

1.	Date: March 16, 2005 to February 17, 2005

2.	Location: Hong Kong

3.	Target audience: Institutional investors.

4.	Key topic to be presented: explanation of financial results
of fiscal year 2004 and business objectives of fiscal year
2005.
2005 business objective
- Revenue: 11.9 trillion won
- Operating income: more than 2.1 trillion won
- EBITDA: more than 4.4 trillion won